Exhibit 99.1

Lithium Americas Announces First Lithium as Part of Commissioning at Caucharí-Olaroz

June 12, 2023 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to report that the Caucharí-Olaroz project (“Caucharí-Olaroz” or the “Project”) in Jujuy, Argentina has produced its first lower than battery-quality lithium carbonate as part of commissioning. Additional purification processing equipment necessary to achieve battery-quality lithium carbonate is expected to be completed in the second half of 2023, as planned.

“The initial production achieved as part of commissioning is an exciting step as Caucharí-Olaroz continues to advance toward first production of battery-quality lithium carbonate,” said Jonathan Evans, Lithium Americas’ President and CEO. “Our dedicated and skilled teams continue to work diligently to progress this transformative project.”

More information on anticipated production will be provided later this quarter. During the ramp-up stage to production capacity of 40,000 tonnes per annum, the Company expects Caucharí-Olaroz to operate substantially below designed capacity and to produce lithium carbonate below battery-quality specifications.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing toward full production capacity, and the Pastos Grandes basin represents an additional regional growth opportunity. In the United States, Thacker Pass has received its Record of Decision and has commenced construction. The Company continues to advance a reorganization that will result in the separation of its U.S. and Argentine business units into two independent public companies. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC.”

For further information contact:
Investor Relations
Telephone: +1-778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events, performance or achievements of the proposed Separation and of the Company (Lithium Americas (NewCo)’s / Lithium Argentina’s), its projects, or industry results, to be materially different from any future results, events, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may,” “would,” “could,” “will,” “intend,” “expect,” “believe,” “plan,” “anticipate,” “estimate,” “schedule,” “forecast,” “predict” and other similar terminology, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, statements with respect to the expecting timing to complete installation of production facilities, the process and timing for commissioning and the prospect of, and timing to achieve, full production capacity at the Caucharí-Olaroz Project.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance, events or results and will not necessarily be accurate indicators of whether or not such events or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, risks associated with mining project development, and achieving a certain target level of production or full production capacity for the Caucharí-Olaroz project and the expected timeline therefore uncertainties with obtaining required approvals; and consents, risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; risks inherent in litigation that could result in additional unanticipated adverse delays or rulings; maintaining local community support for the Caucharí-Olaroz Project; changing social perceptions and their impact on project development; ongoing global supply chain disruptions and their impact on developing the Caucharí-Olaroz Project; availability of personnel, supplies and equipment; the impact of inflation or changing economic conditions; any impacts of COVID-19 or an escalation thereof; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where the Company conducts business. Additional information about certain of these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions as of the date hereof, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.